ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

02055495

2 October 2002

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 1 October 2002, Re: Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

PROCESSED
NOV 04 2002
THOMSON
FINANCIAL

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.

Form Version 2.0

General Announcement

Reference No **AA-021001-64075**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **ANGKASA MARKETING BERHAD**
*	Stock name	: **ANGKASA**
*	Stock code	: **5061**
*	Contact person	: **WONG PHOOI LIN**
*	Designation	: **SECRETARY**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Announcement pursuant to Paragraph 8.14 of the Listing Requirements and Paragraph 4.1(b) of Practice Note No. 4/2001 ("PN4") issued by the Kuala Lumpur Stock Exchange ("KLSE")

* **Contents :-**

In accordance with Paragraph 4.1(b) of PN4 and Paragraph 8.14 of the Listing Requirements of the KLSE, the Directors of Angkasa Marketing Berhad hereby announce that as at the date hereof :

1) the proposed group wide restructuring scheme announced on 5 July 2000, 8 October 2001 and 26 March 2002 ("Proposed GWRS") is still in progress; and

2) as announced on 16 September 2002, the Company had obtained the approvals of its scheme creditors at the court-convened meetings held on 16 September 2002 for the scheme of arrangement for the settlement of the debts owing to the scheme creditors to facilitate the Proposed GWRS.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)

....

Secretary

01 OCT 2002